

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2021

Calvin D. Smiley
Chief Executive Officer
JV Group, Inc.
9605 W. 49th Ave., #200
Wheat Ridge, CO 80033

**Re: JV Group, Inc.
Registration Statement on Form 10-12G/A
Filed October 1, 2021
File No. 000-21477**

Dear Mr. Smiley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G/A filed October 1, 2021

We have had a "Caveat Emptor" designation . . ., page 12

1. We note your response to our prior comment. Consistent with the comment and the information on OTCMarkets.com, please revise to clarify that OTC Markets Group has discontinued the public display of quotes for your securities due to the caveat emptor designation. Please include similar disclosure in Item 9 on page 25, where you state that quotations for the common stock are listed by OTC Markets.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please

contact Melanie Singh at 202-551-4074 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction